Exhibit 99.3

Cameco Corporation

2023 condensed consolidated interim financial statements

(unaudited)

August 1, 2023

Cameco Corporation

Consolidated statements of earnings

(Unaudited)		Three months ended		Six months ended
($Cdn thousands, except per share amounts)	Note	Jun 30/23	Jun 30/22	Jun 30/23	Jun 30/22
Revenue from products and services	11	$481,987	$557,577	$1,168,961	$955,615
Cost of products and services sold		330,162	403,449	773,584	711,060
Depreciation and amortization		41,852	61,197	118,225	101,798

Cost of sales	19	372,014	464,646	891,809	812,858

Gross profit		109,973	92,931	277,152	142,757
Administration		57,048	23,847	121,059	81,627
Exploration		3,878	2,304	10,157	4,922
Research and development		5,107	3,365	9,339	6,166
Other operating expense (income)	9	8,389	(20,668)	6,342	(40,641)
Loss (gain) on disposal of assets		276	132	276	(212)

Earnings from operations		35,275	83,951	129,979	90,895
Finance costs	12	(22,744)	(20,368)	(46,342)	(39,099)
Gain (loss) on derivatives	18	28,729	(28,223)	30,999	(18,288)
Finance income		31,098	4,478	58,639	6,429
Share of earnings from equity-accounted investee	7	7,726	26,505	64,262	69,528
Other income (expense)	13	(43,033)	44,172	(45,618)	39,915

Earnings before income taxes		37,051	110,515	191,919	149,380
Income tax expense	14	23,358	26,578	59,262	25,159

Net earnings		13,693	83,937	132,657	124,221

Net earnings (loss) attributable to:
Equity holders		$13,693	$83,979	$132,662	$124,329
Non-controlling interest		—	(42)	(5)	(108)

Net earnings		$13,693	$83,937	$132,657	$124,221

Earnings per common share attributable to equity holders:
Basic	15	$0.03	$0.21	$0.31	$0.31

Diluted	15	$0.03	$0.21	$0.31	$0.31

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of comprehensive earnings

(Unaudited)	Three months ended		Six months ended
($Cdn thousands)	Jun 30/23	Jun 30/22	Jun 30/23	Jun 30/22
Net earnings	$13,693	$83,937	$132,657	$124,221
Other comprehensive loss, net of taxes
Items that will not be reclassified to net earnings:
Items that are or may be reclassified to net earnings:
Exchange differences on translation of foreign operations	(1,270)	(31,556)	(3,901)	(34,223)

Other comprehensive loss, net of taxes	(1,270)	(31,556)	(3,901)	(34,223)

Total comprehensive income	$12,423	$52,381	128,756	89,998

Other comprehensive income (loss) attributable to:
Equity holders	$(1,270)	$(31,558)	$(3,901)	$(34,225)
Non-controlling interest	—	2	—	2

Other comprehensive loss	$(1,270)	$(31,556)	$(3,901)	$(34,223)

Total comprehensive income (loss) attributable to:
Equity holders	$12,423	$52,421	$128,761	$90,104
Non-controlling interest	—	(40)	(5)	(106)

Total comprehensive income	$12,423	$52,381	$128,756	$89,998

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of financial position

(Unaudited)		As at
($Cdn thousands)	Note	Jun 30/23	Dec 31/22
Assets
Current assets
Cash and cash equivalents		$2,453,960	$1,143,674
Short-term investments		19,444	1,138,174
Accounts receivable		275,628	183,944
Current tax assets		3,759	1,056
Inventories	5	633,397	664,698
Supplies and prepaid expenses		184,328	157,910
Current portion of long-term receivables, investments and other	6	23,098	32,180

Total current assets		3,593,614	3,321,636

Property, plant and equipment		3,370,921	3,473,490
Intangible assets		45,112	47,117
Long-term receivables, investments and other	6	545,997	595,507
Investment in equity-accounted investee	7	162,752	210,972
Deferred tax assets		944,375	984,071

Total non-current assets		5,069,157	5,311,157

Total assets		$8,662,771	$8,632,793

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities		265,062	374,714
Current tax liabilities		14,190	6,498
Current portion of long-term debt		499,614	—
Current portion of other liabilities	8	165,470	131,324
Current portion of provisions	9	43,044	48,305

Total current liabilities		987,380	560,841

Long-term debt		497,774	997,000
Other liabilities	8	199,965	216,162
Provisions	9	1,003,427	1,022,725

Total non-current liabilities		1,701,166	2,235,887

Shareholders’ equity
Share capital	10	2,897,540	2,880,336
Contributed surplus		216,884	224,687
Retained earnings		2,829,044	2,696,379
Other components of equity		30,751	34,652

Total shareholders’ equity attributable to equity holders		5,974,219	5,836,054
Non-controlling interest		6	11

Total shareholders’ equity		5,974,225	5,836,065

Total liabilities and shareholders’ equity		$8,662,771	$8,632,793

Commitments and contingencies [notes 9, 14, 21]

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of changes in equity

	Attributable to equity holders
(Unaudited) ($Cdn thousands)	Share capital	Contributed surplus	Retained earnings	Foreign currency translation	Equity investments at FVOCI	Total	Non- controlling interest	Total equity
Balance at January 1, 2023	$2,880,336	$224,687	$2,696,379	$35,400	$(748)	$5,836,054	$11	$5,836,065
Net earnings (loss)	—	—	132,662	—	—	132,662	(5)	132,657
Other comprehensive loss	—	—	—	(3,901)	—	(3,901)	—	(3,901)

Total comprehensive income (loss) for the period	—	—	132,662	(3,901)	—	128,761	(5)	128,756

Share-based compensation	—	1,761	—	—	—	1,761	—	1,761
Stock options exercised	17,204	(3,155)	—	—	—	14,049	—	14,049
Restricted share units released	—	(6,409)	—	—	—	(6,409)	—	(6,409)
Dividends	—	—	3	—	—	3	—	3

Balance at June 30, 2023	$2,897,540	$216,884	$2,829,044	$31,499	$(748)	$5,974,219	$6	$5,974,225

Balance at January 1, 2022	$1,903,357	$230,039	$2,639,650	$73,543	$(748)	$4,845,841	$127	$4,845,968
Net earnings (loss)	—	—	124,329	—	—	124,329	(108)	124,221
Other comprehensive income (loss)	—	—	—	(34,225)	—	(34,225)	2	(34,223)

Total comprehensive income (loss) for the period	—	—	124,329	(34,225)	—	90,104	(106)	89,998

Share-based compensation	—	1,579	—	—	—	1,579	—	1,579
Stock options exercised	11,562	(2,366)	—	—	—	9,196	—	9,196
Restricted share units released	—	(6,201)	—	—	—	(6,201)	—	(6,201)
Dividends	—	—	3	—	—	3	—	3

Balance at June 30, 2022	$1,914,919	$223,051	$2,763,982	$39,318	$(748)	$4,940,522	$21	$4,940,543

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of cash flows

(Unaudited)		Three months ended		Six months ended
($Cdn thousands)	Note	Jun 30/23	Jun 30/22	Jun 30/23	Jun 30/22
Operating activities
Net earnings		$13,693	$83,937	$132,657	$124,221
Adjustments for:
Depreciation and amortization		41,852	61,197	118,225	101,798
Deferred charges		(6,270)	20,184	(21,212)	19,223
Unrealized loss (gain) on derivatives		(34,601)	32,527	(40,883)	25,422
Share-based compensation	17	912	769	1,761	1,579
Loss (gain) on disposal of assets		276	132	276	(212)
Finance costs	12	22,744	20,368	46,342	39,099
Finance income		(31,099)	(4,478)	(58,639)	(6,429)
Share of earnings in equity-accounted investee		(7,726)	(26,505)	(64,262)	(69,528)
Other operating expense (income)	9	8,389	(20,668)	6,342	(40,641)
Other expense (income)	13	43,032	(44,173)	45,618	(39,915)
Income tax expense	14	23,358	26,578	59,262	25,159
Interest received		33,322	4,125	60,766	6,020
Income taxes received (paid)		79,065	(987)	71,605	(358)
Dividends from equity-accounted investee		113,642	104,943	113,642	104,943
Other operating items	16	(213,675)	(156,391)	(169,430)	(16,637)

Net cash provided by operations		86,914	101,558	302,070	273,744

Investing activities
Additions to property, plant and equipment		(39,986)	(36,022)	(66,895)	(66,071)
Acquisitions [note 4]		—	(101,669)	—	(101,669)
Decrease (increase) in short-term investments		809,228	(172,154)	1,117,180	(276,999)
Decrease (increase) in long-term receivables, investments and other		1,000	(2,000)	1,000	(2,000)
Proceeds from sale of property, plant and equipment		36	(76)	36	278

Net cash provided by (used in) investing		770,278	(311,921)	1,051,321	(446,461)

Financing activities
Interest paid		(19,008)	(19,130)	(19,798)	(19,372)
Lease principal payments		(319)	(543)	(904)	(1,165)
Proceeds from issuance of shares, stock option plan		4,437	477	14,049	9,196
Dividends returned		—	—	4	5

Net cash used in financing		(14,890)	(19,196)	(6,649)	(11,336)

Increase (decrease) in cash and cash equivalents, during the period		842,302	(229,559)	1,346,742	(184,053)
Exchange rate changes on foreign currency cash balances		(35,225)	4,663	(36,456)	1,014
Cash and cash equivalents, beginning of period		1,646,883	1,289,304	1,143,674	1,247,447

Cash and cash equivalents, end of period		$2,453,960	$1,064,408	$2,453,960	$1,064,408

Cash and cash equivalents is comprised of:
Cash				893,718	679,945
Cash equivalents				1,560,242	384,463

Cash and cash equivalents				$2,453,960	$1,064,408

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Notes to condensed consolidated interim financial statements

(Unaudited)

(Cdn$ thousands, except per share amounts and as noted)

1.	Cameco Corporation

Cameco Corporation is incorporated under the Canada Business Corporations Act. The address of its registered office is 2121 11th Street West, Saskatoon, Saskatchewan, S7M 1J3. The condensed consolidated interim financial statements as at and for the period ended June 30, 2023 comprise Cameco Corporation and its subsidiaries (collectively, the Company or Cameco) and the Company’s interests in associates and joint arrangements.

Cameco is one of the world’s largest providers of the uranium needed to generate clean, reliable baseload electricity around the globe. The Company has mines in northern Saskatchewan and the United States, as well as a 40% interest in Joint Venture Inkai LLP (JV Inkai), a joint arrangement with Joint Stock Company National Atomic Company Kazatomprom (Kazatomprom), located in Kazakhstan. JV Inkai is accounted for on an equity basis (see note 7).

Cameco has two operating mines, Cigar Lake and McArthur River. Operations at McArthur River/Key Lake, which had been suspended in 2018, resumed in November of 2022. The Rabbit Lake operation was placed in care and maintenance in 2016. Cameco’s operations in the United States, Crow Butte and Smith Ranch-Highland, are also not currently producing as the decision was made in 2016 to curtail production and defer all wellfield development. See note 19 for the financial statement impact.

The Company is also a leading provider of nuclear fuel processing services, supplying much of the world’s reactor fleet with the fuel to generate one of the cleanest sources of electricity available today. It operates the world’s largest commercial refinery in Blind River, Ontario, controls a significant portion of the world UF6 primary conversion capacity in Port Hope, Ontario and is a leading manufacturer of fuel assemblies and reactor components for CANDU reactors at facilities in Port Hope and Cobourg, Ontario.

2.	Significant accounting policies

A.	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with Cameco’s annual consolidated financial statements as at and for the year ended December 31, 2022.

These condensed consolidated interim financial statements were authorized for issuance by the Company’s board of directors on August 1, 2023.

B.	Basis of presentation

These condensed consolidated interim financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information is presented in Canadian dollars, unless otherwise noted. Amounts presented in tabular format have been rounded to the nearest thousand except per share amounts and where otherwise noted.

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items which are measured on an alternative basis at each reporting date:

Derivative financial instruments	Fair value through profit or loss (FVTPL)
Equity securities	Fair value through other comprehensive income (FVOCI)
Liabilities for cash-settled share-based payment arrangements	Fair value through profit or loss (FVTPL)
Net defined benefit liability	Fair value of plan assets less the present value of the defined benefit obligation

The preparation of the condensed consolidated interim financial statements in conformity with International Financial Reporting Standards (IFRS) requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses. Actual results may vary from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2022.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 5 of the December 31, 2022, consolidated financial statements.

3.	Accounting standards

A.	Changes in accounting policy

A number of amendments to existing standards became effective January 1, 2023, but they did not have an effect on the Company’s financial statements.

i.	Income taxes

In May 2023, the International Accounting Standards Board issued International Tax Reform – Pillar Two Model Rules, which amended IAS 12, Income Taxes (IAS 12). The amendments are effective for annual periods beginning on or after January 1, 2023. The amendments apply to income taxes arising from changes to tax law enacted to implement the Pillar Two model rules published by the Organisation for Economic Co-operation and Development. Cameco did not apply the exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes. The extent of the impact of the amendments have not yet been determined, however we do expect to have additional disclosures.

B.	New standards and interpretations not yet adopted

A number of amendments to existing standards are not yet effective for the period ended June 30, 2023, and have not been applied in preparing these condensed consolidated interim financial statements. Cameco does not intend to early adopt any of the amendments and does not expect them to have a material impact on its financial statements.

4.	Acquisition of additional interest in Cigar Lake Joint Venture (CLJV)

On May 19, 2022, Cameco and Orano Canada Inc. (Orano) completed the acquisition of Idemitsu Canada Resources Ltd.’s (Idemitsu) 7.875% participating interest in the CLJV by acquiring their pro rata shares through an asset purchase. Cameco’s ownership stake in the Cigar Lake uranium mine in northern Saskatchewan is now 54.547% (previously 50.025%). The primary reason for the business combination was to increase our ownership interest.

Cash consideration of $101,681,000 was paid for the additional 4.522% interest. While Cameco received the economic benefit of owning the additional interest as of January 1, 2022, the additional interest was proportionately consolidated with the results of Cameco commencing on May 19, 2022.

CLJV allocates uranium production to each joint operation participant and the joint operation participant derives revenue directly from the sale of such product. Mining and milling expenses incurred by joint operations are included in the cost of inventory. As such, there is no revenue or profit or loss of the acquiree included in the consolidated statements of earnings. If the acquisition had occurred at the beginning of 2022, Cameco’s share of production would have included an additional 296,000 pounds. The impact to the financial statements would not have been material.

Acquisition costs of $1,508,000 were included in administration expense in the consolidated statements of earnings for the six-month period ended June 30, 2022.

Included in the identifiable assets and liabilities acquired at the date of acquisition are inputs, production processes and outputs. Therefore, Cameco has determined that together the acquired set is a business. In accordance with the acquisition method of accounting, the purchase price was allocated to the underlying assets and liabilities assumed based on their fair values at the date of acquisition. Fair values were determined based on discounted cash flows and quoted market prices. The values assigned to the net assets acquired were as follows:

Property, plant and equipment	$97,930
Deferred tax asset	28,196
Inventory	9,909
Working capital	(24)
Reclamation provision	(2,528)
Sales contracts	(9,000)

Net assets acquired	$124,483

Cash paid	101,681

Bargain purchase gain [note 13](a)	$22,802

(a)

The bargain purchase gain resulted from applying the measurement requirements under IFRS 3, Business Combinations. This standard requires the measurement of tax attributes that were acquired as part of the transaction be in accordance with IAS 12, Income Taxes, rather than at fair value. The measured amount of these attributes exceeded the amount paid for them and the resulting gain is included in other income (expense) in the consolidated statement of earnings.

5.	Inventories

	Jun 30/23	Dec 31/22
Uranium
Concentrate	$479,264	$537,426
Broken ore	40,321	46,703

	519,585	584,129
Fuel services	113,394	80,144
Other	418	425

Total	$633,397	$664,698

Cameco expensed $331,109,000 of inventory as cost of sales during the second quarter of 2023 (2022 – $388,165,000). For the six months ended June 30, 2023, Cameco expensed $796,178,000 of inventory as cost of sales (2022 – $670,771,000).

6.	Long-term receivables, investments and other

	Jun 30/23	Dec 31/22
Deferred charges	$16,677	$29,585
Derivatives [note 18]	16,949	2,807
Investment tax credits	95,812	95,812
Amounts receivable related to tax dispute [note 14](a)	209,125	295,221
Product loan(b)	228,316	200,998
Other	2,216	3,264

	569,095	627,687
Less current portion	(23,098)	(32,180)

Net	$545,997	$595,507

(a)

Cameco was required to remit or otherwise secure 50% of the cash taxes and transfer pricing penalties, plus related interest and instalment penalties assessed, in relation to its dispute with Canada Revenue Agency (CRA). In light of our view of the likely outcome of the case, Cameco expects to recover the amounts remitted to CRA, including cash taxes, interest and penalties totalling $209,125,000 already paid as at June 30, 2023 (December 31, 2022 – $295,221,000). $86,097,000 was received during the quarter (see note 14).

(b)

Cameco loaned 5,400,000 pounds of uranium concentrate to its joint venture partner, Orano Canada Inc., (Orano). Orano was obligated to repay the Company in kind with uranium concentrate no later than December 31, 2023. During the first quarter of 2022, the repayment terms were extended to December 31, 2028. As at June 30, 2023, 1,828,999 pounds have been repaid on this loan.

Cameco also agreed to lend to Orano up to 1,148,200 kgU of conversion supply and up to an additional 1,200,000 pounds of uranium concentrate over the period 2022 to 2024. Repayment to Cameco is to be made in kind with U3O8 quantities drawn being repaid by December 31, 2027 and quantities of UF6 drawn by December 31, 2035.

As at June 30, 2023, 4,171,001 pounds of U3O8 (December 31, 2022 – 3,571,001 pounds) and 700,000 kgU of UF6 conversion supply (December 31, 2022 – 700,000 kgU) were drawn on the loans and are recorded at Cameco’s weighted average cost of inventory.

7.	Equity-accounted investee

JV Inkai is the operator of the Inkai uranium deposit located in Kazakhstan. JV Inkai is a uranium mining and milling operation that utilizes in-situ recovery (ISR) technology to extract uranium. The participants in JV Inkai purchase uranium from Inkai and, in turn, derive revenue directly from the sale of such product to third-party customers (see note 20). Cameco holds a 40% interest in JV Inkai and Kazatomprom holds a 60% interest. Cameco does not have control over the joint venture so it accounts for the investment on an equity basis.

The following tables summarize the financial information of JV Inkai (100%):

	Jun 30/23	Dec 31/22
Cash and cash equivalents	$58,945	$14,950
Other current assets	184,559	373,868
Non-current assets	340,980	334,954
Current liabilities	(23,065)	(34,606)
Non-current liabilities	(36,746)	(37,644)

Net assets	$524,673	$651,522

	Three months ended		Six months ended
	Jun 30/23	Jun 30/22	Jun 30/23	Jun 30/22
Revenue from products and services	$127,197	$55,128	$201,500	$149,162
Cost of products and services sold	(22,713)	(9,066)	(36,194)	(23,024)
Depreciation and amortization	(7,250)	(2,597)	(11,771)	(6,354)
Finance income	438	443	568	590
Finance costs	(312)	(1,605)	(571)	(2,144)
Other expense	(4,913)	(6,919)	(14,643)	(4,956)
Income tax expense	(18,158)	(7,998)	(28,001)	(25,046)

Net earnings from continuing operations	$74,289	$27,386	$110,888	$88,228
Other comprehensive income	—	—	—	—

Total comprehensive income	$74,289	$27,386	$110,888	$88,228

The following table reconciles the summarized financial information to the carrying amount of Cameco’s interest in JV Inkai:

	Jun 30/23	Dec 31/22
Opening net assets	$651,522	$571,542
Total comprehensive income(a)	110,888	278,659
Dividends declared	(238,086)	(195,865)
Impact of foreign exchange	349	(2,814)

Closing net assets	524,673	651,522
Cameco’s share of net assets	209,869	260,609
Consolidating adjustments(b)	(61,413)	(82,275)
Fair value increment(c)	82,718	83,675
Dividends declared but not received	5,952	—
Dividends in excess of ownership percentage(d)	(74,843)	(48,641)
Impact of foreign exchange	469	(2,396)

Carrying amount in the statement of financial position at June 30, 2023	$162,752	$210,972

(a)

Cameco’s share of earnings from equity-accounted investee as reported on the statement of earnings does not equal its share of JV Inkai’s total comprehensive income. Cameco’s share of earnings also includes consolidating adjustments and amortization of the fair value increment.

(b)

Cameco records certain consolidating adjustments to eliminate unrealized profit, recognize deferred profit and amortize historical differences in accounting policies. The historical differences are amortized to earnings over units of production.

(c)	Upon restructuring, Cameco assigned fair values to the assets and liabilities of JV Inkai. This increment is amortized to earnings over units of production.
(d)	Cameco’s share of dividends follows its production purchase entitlements which is currently higher than its ownership interest.

8.	Other liabilities

	Jun 30/23	Dec 31/22
Deferred sales	$70,266	$66,845
Derivatives [note 18]	31,602	58,342
Accrued pension and post-retirement benefit liability	67,858	66,180
Lease obligation [note 18]	9,004	9,287
Product loans(a)	120,135	78,094
Sales contracts [note 4]	6,314	9,000
Other	60,256	59,738

	365,435	347,486
Less current portion	(165,470)	(131,324)

Net	$199,965	$216,162

(a)

Cameco has standby product loan facilities with various counterparties. The arrangements allow us to borrow up to 1,988,000 kgU of UF6 conversion services and 2,817,000 pounds of U3O8 by September 30, 2026 with repayment in kind up to December 31, 2026. Under the facilities, standby fees of up to 1% are payable based on the market value of the facilities and interest is payable on the market value of any amounts drawn at rates ranging from 0.5% to 2.0%. At June 30, 2023, we have 1,787,000 kgU of UF6 conversion services (December 31, 2022 – 1,529,000 kgU) drawn on the loans with repayment due by December 31 of the following years:

	2023	2024	2025	2026	Total
kgU of UF6	589,000	—	287,000	911,000	1,787,000

We also have 2,067,000 pounds of U3O8 (December 31, 2022 – 1,393,000 pounds) drawn with repayment due no later than December 31 of the following years:

	2023	2024	2025	2026	Total
lbs of U3O8	1,824,000	—	—	243,000	2,067,000

The loans are recorded at Cameco’s weighted average cost of inventory.

9.	Provisions

	Reclamation	Waste disposal	Total
Beginning of year	$1,061,096	$9,934	$1,071,030
Changes in estimates and discount rates
Capitalized in property, plant, and equipment	(21,867)	—	(21,867)
Recognized in earnings	6,342	35	6,377
Provisions used during the period	(18,294)	(1,233)	(19,527)
Unwinding of discount	17,441	167	17,608
Impact of foreign exchange	(7,150)	—	(7,150)

End of period	$1,037,568	$8,903	$1,046,471

Current	40,807	2,237	43,044
Non-current	996,761	6,666	1,003,427

	$1,037,568	$8,903	$1,046,471

10.	Share capital

At June 30, 2023, there were 433,308,237 common shares outstanding. Options in respect of 2,263,804 shares are outstanding under the stock option plan and are exercisable up to 2027. For the quarter ended June 30, 2023, there were 276,050 options that were exercised resulting in the issuance of shares (2022 – 33,787). For the six months ended June 30, 2023, there were 789,767 options exercised that resulted in the issuance of shares (2022 – 377,572).

11.	Revenue

Cameco’s uranium and fuel services sales contracts with customers contain both fixed and market-related pricing. Fixed-price contracts are typically based on a term-price indicator at the time the contract is accepted and escalated over the term of the contract. Market-related contracts are based on either the spot price or long-term price, and the price is quoted at the time of delivery rather than at the time the contract is accepted. These contracts often include a floor and/or ceiling prices, which are usually escalated over the term of the contract. Escalation is generally based on a consumer price index. The Company’s contracts contain either one of these pricing mechanisms or a combination of the two. There is no variable consideration in the contracts and therefore no revenue is considered constrained at the time of delivery. Cameco expenses the incremental costs of obtaining a contract as incurred as the amortization period is less than a year.

The following tables summarize Cameco’s sales disaggregated by geographical region and contract type and includes a reconciliation to Cameco’s reportable segments (note 19):

For the three months ended June 30, 2023

	Uranium	Fuel services	Other	Total
Customer geographical region
Americas	$199,356	$86,870	$220	$286,446
Europe	76,895	26,375	—	103,270
Asia	92,057	214	—	92,271

	$368,308	$113,459	$220	$481,987

Contract type
Fixed-price	$106,139	$111,514	$220	$217,873
Market-related	262,169	1,945	—	264,114

	$368,308	$113,459	$220	$481,987

For the three months ended June 30, 2022

	Uranium	Fuel services	Other	Total
Customer geographical region
Americas	$257,898	$84,504	$8,654	$351,056
Europe	53,476	9,955	2,769	66,200
Asia	135,852	4,469	—	140,321

	$447,226	$98,928	$11,423	$557,577

Contract type
Fixed-price	$158,377	$97,206	$11,423	$267,006
Market-related	288,849	1,722	—	290,571

	$447,226	$98,928	$11,423	$557,577

For the six months ended June 30, 2023

	Uranium	Fuel services	Other	Total
Customer geographical region
Americas	$433,401	$153,040	$447	$586,888
Europe	255,037	45,566	—	300,603
Asia	274,218	7,252	—	281,470

	$962,656	$205,858	$447	$1,168,961

Contract type
Fixed-price	$307,865	$203,913	$447	$512,225
Market-related	654,791	1,945	—	656,736

	$962,656	$205,858	$447	$1,168,961

For the six months ended June 30, 2022

	Uranium	Fuel services	Other	Total
Customer geographical region
Americas	$415,436	$138,775	$8,654	$562,865
Europe	134,358	23,069	2,769	160,196
Asia	219,804	12,750	—	232,554

	$769,598	$174,594	$11,423	$955,615

Contract type
Fixed-price	$288,058	$172,872	$11,423	$472,353
Market-related	481,540	1,722	—	483,262

	$769,598	$174,594	$11,423	$955,615

12.	Finance costs

	Three months ended		Six months ended
	Jun 30/23	Jun 30/22	Jun 30/23	Jun 30/22
Interest on long-term debt	$10,480	$9,940	$20,857	$19,742
Unwinding of discount on provisions	8,269	6,539	17,608	11,672
Other charges	3,995	3,889	7,877	7,685

Total	$22,744	$20,368	$46,342	$39,099

13.	Other income (expense)

	Three months ended		Six months ended
	Jun 30/23	Jun 30/22	Jun 30/23	Jun 30/22
Bargain purchase gain [note 4]	—	22,802	—	22,802
Foreign exchange gains (losses)	(43,578)	21,372	(46,163)	17,113
Other	545	(2)	545	—

Total	$(43,033)	$44,172	$(45,618)	$39,915

14.	Income taxes

	Three months ended		Six months ended
	Jun 30/23	Jun 30/22	Jun 30/23	Jun 30/22
Earnings (loss) before income taxes
Canada	$61,832	$134,002	$211,451	$165,739
Foreign	(24,781)	(23,487)	(19,532)	(16,359)

	$37,051	$110,515	$191,919	$149,380

Current income taxes
Canada	$3,452	$3,495	$15,337	$3,324
Foreign	1,805	3,887	4,228	4,945

	$5,257	$7,382	$19,565	$8,269
Deferred income taxes (recovery)
Canada	$18,349	$21,204	$39,157	$18,321
Foreign	(248)	(2,008)	540	(1,431)

	$18,101	$19,196	$39,697	$16,890

Income tax expense	$23,358	$26,578	$59,262	$25,159

Cameco has recorded $944,375,000 of deferred tax assets (December 31, 2022 – $984,071,000). The realization of these deferred tax assets is dependent upon the generation of future taxable income in certain jurisdictions during the periods in which the Company’s temporary tax differences are available. The Company considers whether it is probable that all or a portion of the deferred tax assets will not be realized. In making this assessment, management considers all available evidence, including recent financial operations, projected future taxable income and tax planning strategies. Based on projections of future taxable income over the periods in which the deferred tax assets are available, realization of these deferred tax assets is probable and consequently the deferred tax assets have been recorded.

Canada

On February 18, 2021, the Supreme Court of Canada (Supreme Court) dismissed Canada Revenue Agency’s (CRA) application for leave to appeal the June 26, 2020 decision of the Federal Court of Appeal (Court of Appeal). The dismissal means that the dispute for the 2003, 2005 and 2006 tax years is fully and finally resolved in the Company’s favour.

In September 2018, the Tax Court of Canada (Tax Court) ruled that the marketing and trading structure involving foreign subsidiaries, as well as the related transfer pricing methodology used for certain intercompany uranium sales and purchasing agreements, were in full compliance with Canadian law for the tax years in question. Management believes the principles in the decision apply to all subsequent tax years, and that the ultimate resolution of those years will not be material to Cameco’s financial position, results of operations or liquidity in the year(s) of resolution. Due to a revised CRA reassessment position for certain years, CRA has released approximately $86,000,000 of cash held on account (see note 6).

As CRA continues to pursue reassessments for tax years subsequent to 2006, Cameco is utilizing its appeal rights under Canadian federal and provincial tax rules.

15.	Per share amounts

Per share amounts have been calculated based on the weighted average number of common shares outstanding during the period. The weighted average number of paid shares outstanding in 2023 was 432,974,012 (2022 – 398,308,899).

	Three months ended		Six months ended
	Jun 30/23	Jun 30/22	Jun 30/23	Jun 30/22
Basic earnings per share computation
Net earnings attributable to equity holders	$13,693	$83,979	$132,662	$124,329
Weighted average common shares outstanding	433,096	398,418	432,974	398,364

Basic earnings per common share	$0.03	$0.21	$0.31	$0.31

Diluted earnings per share computation
Net earnings attributable to equity holders	$13,693	$83,979	$132,662	$124,329
Weighted average common shares outstanding	433,096	398,418	432,974	398,364
Dilutive effect of stock options	1,522	1,587	1,745	1,588

Weighted average common shares outstanding, assuming dilution	434,618	400,005	434,719	399,952

Diluted earnings per common share	$0.03	$0.21	$0.31	$0.31

16.	Statements of cash flows

	Three months ended		Six months ended
	Jun 30/23	Jun 30/22	Jun 30/23	Jun 30/22
Changes in non-cash working capital:
Accounts receivable	$(106,445)	$(4,234)	$(71,408)	$122,940
Inventories	(129,521)	(39,245)	71,170	(8,876)
Supplies and prepaid expenses	(15,688)	(17,073)	(26,601)	(12,956)
Accounts payable and accrued liabilities	50,473	(89,251)	(117,570)	(99,204)
Reclamation payments	(10,634)	(6,976)	(19,527)	(13,439)
Other	(1,860)	388	(5,494)	(5,102)

Other operating items	$(213,675)	$(156,391)	$(169,430)	$(16,637)

17.	Share-based compensation plans

A.	Stock option plan

The aggregate number of common shares that may be issued pursuant to the Cameco stock option plan shall not exceed 43,017,198 of which 31,328,544 shares have been issued. As of June 30, 2023, the total number of stock options held by the participants was 2,263,804 (December 31, 2022 – 3,053,571).

B.	Executive performance share unit (PSU)

During the quarter, the Company granted 232,160 PSUs. The weighted average fair value per unit at the date of issue was $37.30. As of June 30, 2023, the total number of PSUs held by the participants was 828,674 (December 31, 2022 – 1,255,255).

C.	Restricted share unit (RSU)

During the quarter, the Company granted 292,553 RSUs. The weighted average fair value per unit at the date of issue was $37.30. As of June 30, 2023, the total number of RSUs held by the participants was 817,696 (December 31, 2022 – 1,131,493).

D.	Deferred share unit (DSU)

As of June 30, 2023, the total number of DSUs held by participating directors was 556,122 (December 31, 2022 – 547,304).

Equity-settled plans

Cameco records compensation expense under its equity-settled plans with an offsetting credit to contributed surplus, to reflect the estimated fair value of units granted to employees. During the period, the Company recognized the following expenses under these plans:

	Three months ended		Six months ended
	Jun 30/23	Jun 30/22	Jun 30/23	Jun 30/22
Restricted share unit plan	$912	$769	$1,761	$1,534
Stock option plan	—	—	—	45

	912	769	1,761	1,579
Employee share ownership plan(a)	1,133	939	2,046	1,711

Total	$2,045	$1,708	$3,807	$3,290

(a)	The total number of shares purchased in 2023 with Company contributions was 55,807 (2022 – 56,196).

Cash-settled plans

During the period, the Company recognized the following expenses (income) under these plans:

	Three months ended		Six months ended
	Jun 30/23	Jun 30/22	Jun 30/23	Jun 30/22
Performance share unit plan	$3,117	$(2,898)	$11,245	$5,840
Deferred share unit plan	3,371	(5,076)	5,946	75
Restricted share unit plan	3,270	(1,648)	9,403	3,321
Phantom stock option plan	504	(772)	988	338
Phantom restricted share unit plan	168	(30)	308	93

	$10,430	$(10,424)	$27,890	$9,667

Expenses related to share-based compensation plans are primarily included as part of administration expense in the statement of earnings.

18.	Financial instruments and related risk management

A.	Accounting classifications

The following tables summarize the carrying amounts and accounting classifications of Cameco’s financial instruments at the reporting date:

At June 30, 2023

	FVTPL	Amortized cost	Total
Financial assets
Cash and cash equivalents(a)	$—	$2,453,960	$2,453,960
Short-term investments	—	19,444	19,444
Accounts receivable	—	275,628	275,628
Derivative assets [note 6]
Foreign currency contracts	16,949	—	16,949

	16,949	2,749,032	2,765,981

Financial liabilities
Accounts payable and accrued liabilities	—	265,062	265,062
Lease obligation [note 8]	—	9,004	9,004
Current portion of long-term debt	—	499,614	499,614
Derivative liabilities [note 8]
Foreign currency contracts	23,567	—	23,567
Interest rate contracts	8,035	—	8,035
Long-term debt	—	497,774	497,774

	31,602	1,271,454	1,303,056

Net	(14,653)	1,477,578	1,462,925

At December 31, 2022

	FVTPL	Amortized cost	Total
Financial assets
Cash and cash equivalents	$—	$1,143,674	$1,143,674
Short-term investments	—	1,138,174	1,138,174
Accounts receivable	—	183,944	183,944
Derivative assets [note 6]
Foreign currency contracts	2,807	—	2,807

	$2,807	$2,465,792	$2,468,599

Financial liabilities
Accounts payable and accrued liabilities	$—	$374,714	$374,714
Lease obligation [note 8]	—	9,287	9,287
Derivative liabilities [note 8]
Foreign currency contracts	51,058	—	51,058
Interest rate contracts	7,284	—	7,284
Long-term debt	—	997,000	997,000

	58,342	1,381,001	1,439,343

Net	$(55,535)	$1,084,791	$1,029,256

(a)

Cameco has pledged $244,983,000 of cash as security against certain of its letter of credit facilities. This cash is being used as collateral for an interest rate reduction on the letter of credit facilities. The collateral account has a term of five years effective July 1, 2018. Cameco retains full access to this cash.

B.	Fair value hierarchy

The fair value of an asset or liability is generally estimated as the amount that would be received on sale of an asset, or paid to transfer a liability in an orderly transaction between market participants at the reporting date. Fair values of assets and liabilities traded in an active market are determined by reference to last quoted prices, in the principal market for the asset or liability. In the absence of an active market for an asset or liability, fair values are determined based on market quotes for assets or liabilities with similar characteristics and risk profiles, or through other valuation techniques. Fair values determined using valuation techniques require the use of inputs, which are obtained from external, readily observable market data when available. In some circumstances, inputs that are not based on observable data must be used. In these cases, the estimated fair values may be adjusted in order to account for valuation uncertainty, or to reflect the assumptions that market participants would use in pricing the asset or liability.

All fair value measurements are categorized into one of three hierarchy levels, described below, for disclosure purposes. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities:

Level 1 – Values based on unadjusted quoted prices in active markets that are accessible at the reporting date for identical assets or liabilities.

Level 2 – Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 3 – Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

When the inputs used to measure fair value fall within more than one level of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety.

The following tables summarize the carrying amounts and level 2 fair values of Cameco’s financial instruments that are measured at fair value:

As at June 30, 2023

	Carrying value	Fair Value
Derivative assets [note 6]
Foreign currency contracts	$16,949	$16,949
Current portion of long-term debt	(499,614)	(500,000)
Derivative liabilities [note 8]
Foreign currency contracts	(23,567)	(23,567)
Interest rate contracts	(8,035)	(8,035)
Long-term debt	(497,774)	(515,981)

Net	$(1,012,041)	$(1,030,634)

As at December 31, 2022

	Carrying value	Fair Value
Derivative assets [note 6]
Foreign currency contracts	$2,807	$2,807
Derivative liabilities [note 8]
Foreign currency contracts	(51,058)	(51,058)
Interest rate contracts	(7,284)	(7,284)
Long-term debt	(997,000)	(1,014,010)

Net	$(1,052,535)	$(1,069,545)

The preceding tables exclude fair value information for financial instruments whose carrying amounts are a reasonable approximation of fair value. The carrying value of Cameco’s cash and cash equivalents, short-term investments, accounts receivable, and accounts payable and accrued liabilities approximates its fair value as a result of the short-term nature of the instruments.

There were no transfers between level 1 and level 2 during the period. Cameco does not have any financial instruments that are classified as level 3 as of the reporting date.

C.	Financial instruments measured at fair value

Cameco measures its derivative financial instruments and long-term debt at fair value. Derivative financial instruments and current and long-term debt are classified as recurring level 2 fair value measurements.

The fair value of Cameco’s long-term debt is determined using quoted market yields as of the reporting date, which ranged from 3.2% to 5.0% (2022 – 3.3% to 4.2%).

Foreign currency derivatives consist of foreign currency forward contracts, options and swaps. The fair value of foreign currency options is measured based on the Black Scholes option-pricing model. The fair value of foreign currency forward contracts and swaps is measured using a market approach, based on the difference between contracted foreign exchange rates and quoted forward exchange rates as of the reporting date.

Interest rate derivatives consist of interest rate swap contracts. The fair value of interest rate swaps is determined by discounting expected future cash flows from the contracts. The future cash flows are determined by measuring the difference between fixed interest payments to be received and floating interest payments to be made to the counterparty based on Canada Dealer Offer Rate forward interest rate curves.

Where applicable, the fair value of the derivatives reflects the credit risk of the instrument and includes adjustments to take into account the credit risk of the Company and counterparty. These adjustments are based on credit ratings and yield curves observed in active markets at the reporting date.

D.	Derivatives

The following table summarizes the fair value of derivatives and classification on the consolidated statements of financial position:

	Jun 30/23	Dec 31/22
Non-hedge derivatives:
Foreign currency contracts	$(6,618)	$(48,251)
Interest rate contracts	(8,035)	(7,284)

Net	$(14,653)	$(55,535)

Classification:
Current portion of long-term receivables, investments and other [note 6]	$5,356	$1,331
Long-term receivables, investments and other [note 6]	11,593	1,476
Current portion of other liabilities [note 8]	(16,325)	(25,913)
Other liabilities [note 8]	(15,277)	(32,429)

Net	$(14,653)	$(55,535)

The following table summarizes the different components of the gain (loss) on derivatives included in net earnings (loss):

	Three months ended		Six months ended
	Jun 30/23	Jun 30/22	Jun 30/23	Jun 30/22
Non-hedge derivatives:
Foreign currency contracts	$31,346	$(26,219)	$32,974	$(12,855)
Interest rate contracts	(2,617)	(2,004)	(1,975)	(5,433)

Net	$28,729	$(28,223)	$30,999	$(18,288)

19.	Segmented information

Cameco has two reportable segments: uranium and fuel services. Cameco’s reportable segments are strategic business units with different products, processes and marketing strategies. The uranium segment involves the exploration for, mining, milling, purchase and sale of uranium concentrate. The fuel services segment involves the refining, conversion and fabrication of uranium concentrate and the purchase and sale of conversion services.

Cost of sales in the uranium segment includes care and maintenance costs for our operations that have had production suspensions as well as operational readiness costs for our operations that are resuming operations. Operational readiness costs include costs to complete critical projects, perform maintenance readiness checks, and recruit and train sufficient mine and mill personnel before beginning operations. Cameco expensed $12,139,000 of care and maintenance costs during the second quarter of 2023 (2022 – $57,605,000 of care and maintenance and operational readiness costs). For the six months ended June 30, 2023, Cameco expensed $25,693,000 (2022 – $111,732,000 of care and maintenance costs).

Accounting policies used in each segment are consistent with the policies outlined in the summary of significant accounting policies. Segment revenues, expenses and results include transactions between segments incurred in the ordinary course of business. These transactions are priced on an arm’s length basis, are eliminated on consolidation and are reflected in the “other” column.

Business segments

For the three months ended June 30, 2023

	Uranium	Fuel services	Other	Total
Revenue	$368,308	$113,459	$220	$481,987
Expenses
Cost of products and services sold	264,491	65,671	—	330,162
Depreciation and amortization	31,752	8,767	1,333	41,852

Cost of sales	296,243	74,438	1,333	372,014

Gross profit (loss)	72,065	39,021	(1,113)	109,973
Administration	—	—	57,048	57,048
Exploration	3,878	—	—	3,878
Research and development	—	—	5,107	5,107
Other operating expense (income)	8,535	(146)	—	8,389
Gain (loss) on disposal of assets	(36)	312	—	276
Finance costs	—	—	22,744	22,744
Gain on derivatives	—	—	(28,729)	(28,729)
Finance income	—	—	(31,098)	(31,098)
Share of earnings from equity-accounted investee	(7,726)	—	—	(7,726)
Other expense (income)	(545)	—	43,578	43,033

Earnings (loss) before income taxes	67,959	38,855	(69,763)	37,051
Income tax expense				23,358

Net earnings				$13,693

For the three months ended June 30, 2022

	Uranium	Fuel services	Other	Total
Revenue	$447,226	$98,928	$11,423	$557,577
Expenses
Cost of products and services sold	343,861	50,741	8,847	403,449
Depreciation and amortization	49,576	7,762	3,859	61,197

Cost of sales	393,437	58,503	12,706	464,646

Gross profit (loss)	53,789	40,425	(1,283)	92,931
Administration	—	—	23,847	23,847
Exploration	2,304	—	—	2,304
Research and development	—	—	3,365	3,365
Other operating income	(18,891)	(1,777)	—	(20,668)
Loss on disposal of assets	19	113	—	132
Finance costs	—	—	20,368	20,368
Loss on derivatives	—	—	28,223	28,223
Finance income	—	—	(4,478)	(4,478)
Share of earnings from equity-accounted investee	(26,505)	—	—	(26,505)
Other income	(22,802)	—	(21,370)	(44,172)

Earnings (loss) before income taxes	119,664	42,089	(51,238)	110,515
Income tax expense				26,578

Net earnings				$83,937

For the six months ended June 30, 2023

	Uranium	Fuel services	Other	Total
Revenue	$962,656	$205,858	$447	$1,168,961
Expenses
Cost of products and services sold	654,509	119,800	(725)	773,584
Depreciation and amortization	97,845	16,317	4,063	118,225

Cost of sales	752,354	136,117	3,338	891,809

Gross profit (loss)	210,302	69,741	(2,891)	277,152
Administration	—	—	121,059	121,059
Exploration	10,157	—	—	10,157
Research and development	—	—	9,339	9,339
Other operating expense (income)	6,779	(437)	—	6,342
Gain (loss) on disposal of assets	(36)	312	—	276
Finance costs	—	—	46,342	46,342
Gain on derivatives	—	—	(30,999)	(30,999)
Finance income	—	—	(58,639)	(58,639)
Share of earnings from equity-accounted investee	(64,262)	—	—	(64,262)
Other expense (income)	(545)	—	46,163	45,618

Earnings (loss) before income taxes	258,209	69,866	(136,156)	191,919
Income tax expense				59,262

Net earnings				$132,657

For the six months ended June 30, 2022

	Uranium	Fuel services	Other	Total
Revenue	$769,598	$174,594	$11,423	$955,615
Expenses
Cost of products and services sold	610,794	92,089	8,177	711,060
Depreciation and amortization	80,781	15,940	5,077	101,798

Cost of sales	691,575	108,029	13,254	812,858

Gross profit (loss)	78,023	66,565	(1,831)	142,757
Administration	—	—	81,627	81,627
Exploration	4,922	—	—	4,922
Research and development	—	—	6,166	6,166
Other operating income	(37,415)	(3,226)	—	(40,641)
Gain on disposal of assets	(5)	(207)	—	(212)
Finance costs	—	—	39,099	39,099
Loss on derivatives	—	—	18,288	18,288
Finance income	—	—	(6,429)	(6,429)
Share of earnings from equity-accounted investee	(69,528)	—	—	(69,528)
Other income	(22,802)	—	(17,113)	(39,915)

Earnings (loss) before income taxes	202,851	69,998	(123,469)	149,380
Income tax expense				25,159

Net earnings				$124,221

20.	Related parties

Cameco purchases uranium concentrate from JV Inkai. For the quarter ended June 30, 2023, Cameco had purchases of $93,430,000 ($68,394,000 (US)) (2022 – Cameco recorded physical weight adjustments of $948,000 ($749,000 (US)) related to the finalization of prior period deliveries). For the six-month period ended June 30, 2023, purchases were $93,430,000 ($68,394,000 (US)) (2022 – $44,460,000 ($34,965,000 (US))).

For the quarter ended June 30, 2023, Cameco received a cash dividend from JV Inkai of $113,642,000 ($83,059,000 (US)) (2022 – $104,943,000 ($82,933,000 (US))). For the six months ended June 30, 2023, cash dividends received were $113,642,000 ($83,059,000 (US)) (2022 – $104,943,000 ($82,933,000 (US))).

21.	Commitment

On October 11, 2022, Cameco announced that it had entered into a strategic partnership with Brookfield Renewable Partners (Brookfield Renewable) and its institutional partners to acquire Westinghouse Electric Company (Westinghouse), one of the world’s largest nuclear services businesses. Brookfield Renewable, with its institutional partners, will own a 51% interest in Westinghouse and Cameco will own 49%.

Cameco’s share of the purchase price will be funded with a combination of cash, debt and equity. In 2022, the Company secured a bridge loan facility of $280,000,000 (US) as well as $600,000,000 (US) in term loans. The bridge facility, if funded, will mature 364 days after the acquisition closing date and the term loans, which consist of two $300,000,000 (US) tranches, are expected to mature two and three years after the closing of the acquisition. In addition, Cameco issued 34,057,250 common shares pursuant to a public offering.

Transaction costs of $51,700,000 have been included in supplies and prepaid expenses in the consolidated statement of financial position as at June 30, 2023 (December 31, 2022 – $41,227,000). Under the terms of the agreement, if the transaction does not close, Cameco is entitled to recover a portion of these costs.